FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated January 26, 2010 (“General Assembly of Turkcell is to Convene on April 29, 2010”)

EXHIBIT 99.1

GENERAL ASSEMBLY OF TURKCELL IS TO CONVENE

ON APRIL 29, 2010

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell 's  Board of Directors  has  decided that the Ordinary General Assembly for the year 2009 is to  be held at Turkcell Plaza, Conference Room, Mesrutiyet Cad. No:71 Tepebasi, Istanbul on Thursday, April 29, 2010, at 3:00 pm to  resolve  the attached, in addition to amending Article 3 of  Turkcell's Articles of Association  (entitled “Purpose and Subject Matter” ) in accordance with  Turkey's Capital Markets Board’s decision No:28/780, dated 09/09/2009.

TURKCELL ILETISIM HIZMETLERI A.S.

AGENDA OF THE

ORDINARY GENERAL ASSEMBLY MEETING

DATED 29 APRIL 2010

1.	Opening and election of the Presidency Board;

2.	Authorizing the Presidency Board to sign the minutes of the meeting;

3.	Discussion of and decision on the amendment of article 3 of the Articles of Association of the Company, titled “Purpose and Subject-Matter”;

4.	Reading the Annual Reports of the Board of Directors relating to fiscal year 2009;

5.	Reading the Annual Reports of the Auditors relating to fiscal year 2009;

6.	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2009;

7.	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2009;

8.	Release of the Board members from activities and operations of the Company in year 2009;

9.	Release of the auditors from activities and operations of the Company in year 2009;

10.	Election of auditors for a period of one year and determination of their remuneration;

11.	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2009;

12.	Informing the General Assembly regarding the donations made in year 2009;

13.

Discussion of and approval of the election of the independent audit firm realized by the Board of Directors in accordance with the article 14 of the Regulation Concerning the Independent External Audit in Capital Markets which is published by the Capital Markets Board;

14.

Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;

15.

Informing the General Assembly regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Decision of the Capital Markets Board dated 09/09/2009 and numbered 28/780;

16.	Wishes and hopes.

AMENDMENT TEXT

OLD VERSION

Article 3

Purpose and Subject Matter

The Company is incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transportation and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

In order to achieve the above-mentioned subject matter, the Company may:

1)  enter into service, proxy, agency,

NEW VERSION

Article 3

Purpose and Subject Matter

The Company is incorporated primarily for the provision of any telephone, telecommunication and similar services in compliance with the Telegraph and Telephone Law number 406 and services stated in the GSM Pan Europe Mobile Telephone System bid that was signed with the Ministry of Transportation and to operate within the authorization regarding the IMT-2000/UMTS services and the infrastructure.

In order to achieve the above-mentioned subject matter, the Company may:

commission agreements, undertakings and any other agreements within the purpose and the subject-matter of the Company and within this scope obtain short, middle and long term credits and loans or issue, accept and endorse bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its main company and group companies, in Turkish Lira or other foreign currencies, on condition that such extensions do not contradict with laws and regulations.

2)  cooperate, establish new partnerships or companies or enterprises with existing or future local or foreign individuals or legal entities; completely or partially acquire local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, reserve part of the profit for or be authorized to pay dividends and make donations to this kind of real or legal person and in the event a donation is made or part of the profits is reserved for foundations or this kind of real or legal entity, the rules provided by the Capital Markets Board will be complied with and the notifications required by the Capital Markets Board will be made,

3)   issue, acquire, sell, create security over or to perform any other legal actions of all kind of securities, commercial papers, profit sharing instruments, bond and convertible bonds via board resolutions under the conditions authorized by the relevant legislation provided that such actions are not qualified as brokerage activities and portfolio

1)  enter into service, proxy, agency, commission agreements, undertakings and any other agreements within the purpose and the subject-matter of the Company and within this scope obtain short, middle and long term credits and loans or issue, accept and endorse bonds,extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its main company and group companies, in Turkish Lira or other foreign currencies, on condition that such extensions do not contradict with laws and regulations.

2) cooperate, establish new partnerships or companies or enterprises with existing or future local or foreign individuals or legal entities; completely or partially acquire local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, reserve part of the profit for or be authorized to pay dividends and make donations to this kind of real or legal person and in the event a donation is made or part of the profits is reserved for foundations or this kind of real or legal entity, the rules provided by the Capital Markets Board will be complied with and the notifications required by the Capital Markets Board will be made,

3)   issue, acquire, sell, create security over or to perform any other legal actions of all kind of securities, commercial papers, profit sharing instruments, bond and convertible bonds via board resolutions under the conditions authorized by the relevant legislation provided that such actions are not qualified as management;

4)  enter into licence, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire and give a license to such rights and register them;

5)  acquire, lease, rent and sell of all types of movable and immovable property; construct plant or any other buildings; enter into financial leasing agreements; acquire any of the personal or property rights regarding movable and immovable property, including but not limited to, promise to sell, pledges, mortgages and commercial business pledges; create such rights in favour of third parties, register them in title deeds; create and register the rights including, but not limited to, pledges, mortgages, and commercial business pledges in favour of third parties; accept mortgage from or transfer to third parties; discharge pledges and mortgages created in favour of the Company; create security over movable and immovable properties owned by the Company, including creation of mortgage, pledge and commercial enterprises pledge, on its own or third parties’ behalf, as necessitated by the purpose and subject matter of the Company, provided disclosures necessary in accordance with the Capital Market Board within the scope of special circumstances, be made in order to inform investors in transactions to be performed in favour of third parties.

brokerage activities and portfolio management;

4)   enter into licence, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire and give a license to such rights and register them;

5)  acquire, lease, rent and sell of all types of movable and immovable property; construct plant or any other buildings; enter into financial leasing agreements; acquire any of the personal or property rights regarding movable and immovable property, including but not limited to, promise to sell, pledges, mortgages and commercial business pledges; register them in title deeds; accept mortgage from third parties; discharge pledges and mortgages created in favour of the Company; create security over movable and immovable properties owned by the Company, including creation of mortgage, pledge and commercial enterprises pledge, on its own or in favour of the companies which are fully consolidated in financial statements of the Company or in favour of the third parties’ on condition that the context of the ordinary business operations of the Company directly requires, as necessitated by the purpose and subject matter of the Company, provided that the Company shall comply with the principles regulated in accordance with the capital markets legislation regarding the transactions of providing guarantees or pledges including mortgages to third parties and disclosures necessary in accordance with the Capital Market Board within the scope of special circumstances, be made

6)  enter into other enterprises, relevant transactions and agreements necessitated by the purpose and the subject matter of the Company;

7)   register SIM card trademark and symbol; sell, lease, re-purchase, re-sell the same; agree with dealers abroad or in the country for the sale of such cards; export same; import other SIM cards and perform all related actions;

In addition, if it is deemed appropriate and beneficial for the Company to perform any transactions other than those stated above, upon the proposal of the Board of Directors, the matter shall be submitted to the approval of the General Assembly and may be performed pursuant to the resolution of the General Assembly. In order for such changes to be effective, the permissions of the Foreign Investment Directorate, the Ministry of Industry and Commerce and the Capital Market Board shall be obtained, registered with the Trade Registry and announced in the Trade Registry Gazette as amendments to the Articles of Association.

in order to inform investors in transactions to be performed in favour of third parties.

6)  enter into other enterprises, relevant transactions and agreements necessitated by the purpose and the subject matter of the Company;

7)   register SIM card trademark and symbol; sell, lease, re-purchase, re-sell the same; agree with dealers abroad or in the country for the sale of such cards; export same; import other SIM cards and perform all related actions;

In addition, if it is deemed appropriate and beneficial for the Company to perform any transactions other than those stated above, upon the proposal of the Board of Directors, the matter shall be submitted to the approval of the General Assembly and may be performed pursuant to the resolution of the General Assembly. In order for such changes to be effective, the permissions of the Foreign Investment Directorate, the Ministry of Industry and Commerce and the Capital Market Board shall be obtained, registered with the Trade Registry and announced in the Trade Registry Gazette as amendments to the Articles of Association.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 26, 2010	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 26, 2010	By:	/s/ Filiz Karagül Tüzün
Name: Filiz Karagül Tüzün Title: Corporate Communication - Division Head